Exhibit 15.1

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2011 AND

THE PERIOD ENDED AUGUST 31, 2010

Issued: October 27, 2011

PricewaterhouseCoopers LLP,
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

October 27, 2011

Independent Auditor’s Report

To the Shareholders

of Postmedia Network Canada Corp.

We have audited the accompanying consolidated financial statements of Postmedia Network Canada Corp. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended August 31, 2011 and for the period from April 26, 2010 to August 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Postmedia Network Canada Corp. and its subsidiaries as at August 31, 2011 and 2010 and the results of their operations and their cash flows for the year ended August 31, 2011 and for the period from April 26, 2010 to August 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended August 31, 2011 and the period from April 26, 2010 to August 31, 2010 (with operations commencing on July 13, 2010) (note 1)

(In thousands of Canadian dollars)

	2011	2010
Revenues
Print advertising	674,451	75,624
Print circulation	233,984	31,721
Digital	90,282	10,751
Other	20,408	3,998

	1,019,125	122,094

Expenses
Compensation	423,512	62,422
Newsprint	62,125	8,175
Other operating	332,380	40,771
Amortization	75,092	11,073
Restructuring of operations and other items (note 4)	42,775	11,209

Operating income (loss)	83,241	(11,556)
Interest expense, excluding loss on debt prepayment	80,315	12,702
Loss on debt prepayment (note 11)	11,018	—
Loss on disposal of property and equipment and intangible assets	175	—
Loss (gain) on derivative financial instruments (note 5)	21,414	(7,550)
Foreign currency exchange (gains) losses	(17,960)	9,607
Acquisition costs (note 3)	1,217	18,303

Loss before income taxes	(12,938)	(44,618)
Provision for income taxes (note 6)	—	—

Net loss	(12,938)	(44,618)

Loss per share (note 13):
Basic	$(0.32)	$(1.11)
Diluted	$(0.32)	$(1.11)

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended August 31, 2011 and the period from April 26, 2010 to August 31, 2010 (with operations commencing on July 13, 2010) (note 1)

(In thousands of Canadian dollars)

	2011	2010
Net loss	(12,938)	(44,618)

Other comprehensive loss
Unrealized loss on valuation of derivative financial instruments, net of tax of nil (2010—nil) (note 17)	(1,573)	(13,263)

	(1,573)	(13,263)

Comprehensive loss	(14,511)	(57,881)

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED BALANCE SHEETS

As at August 31, 2011 and 2010

(In thousands of Canadian dollars)

	2011	2010
ASSETS

Current Assets
Cash	10,483	40,201
Accounts receivable	118,577	116,417
Inventory (note 7)	5,834	6,187
Prepaid expenses and other assets	15,928	14,873

	150,822	177,678
Property and equipment (note 8)	336,268	355,194
Derivative financial instruments (note 9)	13,817	15,831
Other assets	3,211	4,208
Intangible assets (note 10)	440,032	477,200
Goodwill (note 3)	236,093	236,093

	1,180,243	1,266,204

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED BALANCE SHEETS (continued)

As at August 31, 2011 and 2010

(In thousands of Canadian dollars)

	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	8,330	12,705
Accrued liabilities	80,262	100,716
Deferred revenue	30,494	32,096
Current portion of derivative financial instruments (note 9)	12,307	3,685
Current portion of long-term debt (note 11)	16,862	13,499
Current portion of obligation under capital lease	—	1,841

	148,255	164,542
Long-term debt (note 11)	555,436	632,532
Derivative financial instruments (note 9)	31,093	558
Obligation under capital lease	134	128
Pension, post-retirement, post-employment and other liabilities (note 12)	140,302	152,361
Future income taxes (note 6)	681	681

	875,901	950,802

Shareholders’ Equity
Capital stock (note 13)	371,132	371,132
Contributed surplus (note 15)	5,602	2,151
Deficit	(57,556)	(44,618)
Accumulated other comprehensive loss	(14,836)	(13,263)

	(72,392)	(57,881)

	304,342	315,402

	1,180,243	1,266,204

Commitments and contingencies (note 18)
Subsequent event (note 21)

On behalf of the Board of Directors:

Signed	Signed
Paul Godfrey	Ron Osborne
Director	Director

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the year ended August 31, 2011 and the period from April 26, 2010 to August 31, 2010 (with operations commencing on July 13, 2010) (note 1)

(In thousands of Canadian dollars)

	2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity
Balance as at August 31, 2010	371,132	2,151	(44,618)	(13,263)	315,402
Net loss	—	—	(12,938)	—	(12,938)
Other comprehensive loss	—	—	—	(1,573)	(1,573)
Stock-based compensation (note 15)	—	3,451	—	—	3,451

Balance as at August 31, 2011	371,132	5,602	(57,556)	(14,836)	304,342

	2010
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity
Balance as at April 26, 2010	—	—	—	—	—
Shares issued (note 13)	373,362	—	—	—	373,362
Share issuance costs (note 13)	(2,230)	—	—	—	(2,230)
Net loss	—	—	(44,618)	—	(44,618)
Other comprehensive loss	—	—	—	(13,263)	(13,263)
Stock-based compensation (note 15)	—	2,151	—	—	2,151

Balance as at August 31, 2010	371,132	2,151	(44,618)	(13,263)	315,402

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended August 31, 2011 and the period from April 26, 2010 to August 31, 2010 (with operations commencing on July 13, 2010) (note 1)

(In thousands of Canadian dollars)

	2011	2010
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss	(12,938)	(44,618)
Items not affecting cash:
Amortization	75,092	11,073
Loss (gain) on derivative financial instruments (note 5)	15,410	(7,774)
Non-cash interest	9,399	1,658
Non-cash loss on debt prepayment	9,635	—
Loss on disposal of property and equipment and intangible assets	175	—
Non-cash foreign currency exchange (gains) losses	(20,405)	9,591
Stock-based compensation (note 15)	7,021	3,600
Excess of employer contributions over pension and post-retirement/employment expense (note 12)	(15,955)	(336)
Net change in non-cash operating accounts (note 16)	(28,815)	44,308

Cash flows from operating activities	38,619	17,502

INVESTING ACTIVITIES
Acquisition, net of cash acquired (note 3)	—	(839,669)
Proceeds from the sale of property and equipment	1,226	—
Additions to property and equipment	(11,663)	(761)
Additions to intangible assets	(8,736)	(679)

Cash flows from investing activities	(19,173)	(841,109)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 11)	350,835	684,824
Repayment of long-term debt (note 11)	(47,472)	(34,661)
Repayment of long-term debt on refinancing (note 11)	(345,242)	—
Debt issuance costs (note 11)	(5,444)	(35,624)
Equity issuance costs (note 13)	—	(2,230)
Issuance of capital stock (notes 3 and 13)	—	253,225
Payment on capital lease	(1,841)	(1,726)

Cash flows from financing activities	(49,164)	863,808

Net change in cash	(29,718)	40,201
Cash at beginning of period	40,201	—

Cash at end of period	10,483	40,201

See accompanying notes to consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended August 31, 2011 and the period from April 26, 2010 to August 31, 2010 (with operations commencing on July 13, 2010) (note 1)

(In thousands of Canadian dollars, except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”). The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010 (the “Acquisition Date”) (note 3). These consolidated financial statements include the operations of Postmedia Network Inc. and, until January 31, 2011, its wholly owned subsidiary, National Post Inc. (“National Post”). On January 31, 2011 National Post was dissolved and all its assets and liabilities were transferred to Postmedia Network. The comparative consolidated statement of operations, consolidated statement of comprehensive loss and consolidated statement of cash flows have been presented for the period from April 26, 2010 to August 31, 2010, with operations commencing on July 13, 2010.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily and community newspapers, online, digital and mobile platforms. Additionally, the Company operates digital media and online assets including the canada.com network, FPinfomart.ca and each newspaper’s online website. The Company supports these operations through a variety of centralized shared services.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles—Part V of the Canadian Institute of Chartered Accountants Handbook (“Canadian GAAP”) and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results presented. The following is a summary of the significant accounting policies:

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosures of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from those estimates.

(c) Foreign currency translation

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the foreign currency exchange rate in effect at that date. Revenues and expense items are translated at the foreign currency exchange rate in effect when the transaction occurred. The resulting foreign currency exchange gains and losses are recognized in the statement of operations.

(d) Property and equipment

Property and equipment are recorded at cost. Amortization is provided for on a straight-line basis over the following useful lives:

Assets	Estimated Useful Life
Buildings	10 - 40 years
Machinery and equipment	2 - 20 years

Amortization expense related to property and equipment under capital lease is included in amortization expense in the statement of operations.

(e) Impairment of long lived assets

The Company reviews long lived assets with definite useful lives, and recognizes impairments when an event or change in circumstances indicates that the assets’ carrying value will exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset from its carrying value.

(f) Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized.

The goodwill in these consolidated financial statements as at August 31, 2011 and 2010 relate solely to the acquisition as described in Note 3 and represents the excess consideration transferred over the fair value of net identifiable assets acquired and the liabilities assumed.

Goodwill is tested for impairment annually or when events or a change in circumstances occurs that more likely than not reduces the fair value of the reporting unit below carrying value. Goodwill is tested for impairment by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss and the loss is recognized in the statement of operations. The goodwill impairment analysis requires the Company to make various judgments, estimates and assumptions, about future revenues, operating profits, growth rates, capital expenditures, and discount rates. The starting point for the assumptions used in the Company’s analysis is the Company’s annual forecast which takes into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends and economic conditions, among others. Assumptions are also made for growth rates for periods beyond the annual forecast. The estimates of fair value are sensitive to changes in all of these variables, certain of which are outside the Company’s control.

Intangible assets, including newspaper mastheads and the related domain names have been recorded based on their fair values on the Acquisition Date as described in note 3. The mastheads and certain domain names related to the online newspaper websites have indefinite lives, are not subject to amortization and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset may be impaired. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and intangible assets are primarily estimated future cash flows, discount rates and growth rates. Any changes in these estimates or assumptions could result in an impairment charge. The estimates, based on reasonable and supportable assumptions and projections, require management’s subjective judgment. Depending on the assumptions and estimates used, the results of the impairment tests can vary within a range of outcomes.

Intangible assets include internally generated software. Costs of internally generated software comprise all directly attributable costs necessary to create, produce and prepare the software to be capable of operating in the manner intended by management. All costs incurred during the research and planning phase are expensed as incurred. Development costs that are directly attributable to the design and testing are recognized as intangible assets.

Intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated Useful Life
Software	2 -10 years
Subscribers	5 years
Customer relationships	4 - 5 years
Domain names	15 years

(g) Revenue recognition

Print advertising revenue is recognized when advertisements are published. Print circulation revenue includes home-delivery subscriptions and single copy sales at newsstands and vending machines. Print circulation revenue from subscriptions is recognized on a straight-line basis over the term of the subscriptions. Print circulation revenue from single-copy sales at newsstands and vending machines, net of a provision for estimated returns based on historical rate of returns, is recognized when the newspapers are delivered. Digital revenue is recognized when advertisements are placed on the Company’s websites or, with respect to certain online advertising, each time a user clicks on certain ads. Digital revenue also includes subscription revenue for business research and corporate financial information services and is recognized on a straight-line basis over the term of the subscriptions or contracts. Other revenue is recognized when the related service or product has been delivered. Amounts received relating to services to be performed in future periods are recorded as deferred revenue on the consolidated balance sheet.

(h) Income taxes

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

(i) Inventory

Inventory, consisting of primarily printing materials, is valued at the lower of cost, using the first-in-first out cost formula, and net realizable value. Inventories are written down to net realizable value if the cost of the inventories exceeds its net realizable value. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

(j) Business combinations

The Company uses the acquisition method of accounting to record business combinations. The acquisition method of accounting requires the Company to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at the acquisition-date fair values. The consideration transferred shall be measured at fair value calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities incurred by the Company and any equity interests issued by the Company. Contingent consideration is recognized as part of the consideration transferred. Goodwill as of the acquisition-date is measured as the excess of the consideration transferred and the amount of any non-controlling interest acquired over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, measured at fair value. Acquisitions costs are expensed in the period they are incurred except for those costs to issue equity securities which are offset against the related equity instruments and those costs to issue debt which are offset against the corresponding debt and amortized using the effective interest method. Acquisition related costs include advisory, legal, accounting, valuation and other professional or consulting fees; and costs of registering and issuing debt and securities.

(k) Financial instruments, derivatives and hedge accounting

Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities, and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments, excluding derivative financial instruments, as follows:

¡	Cash, accounts receivable and other long-term receivables included in other assets are considered loans and receivables;

¡	Accounts payable, accrued liabilities, long-term debt and other long-term payables are considered other financial liabilities.

Upon initial recognition all financial instruments are recorded on the consolidated balance sheet at their fair values. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities which are measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument to its net carrying amount. Financing fees related to other financial liabilities are recorded as a reduction to the carrying amounts and amortized using the effective interest rate method. Financing fees related to revolving debt arrangements are initially recognized as an other asset and amortized over the term of the arrangement in interest expense. The Company uses trade date accounting.

Collectability of trade receivables is reviewed on an ongoing basis. An allowance account is used when there is objective evidence that a receivable is impaired and it is probable that the Company will not collect all contractual amounts due. The factors that are considered in determining if a trade receivable is impaired include historical experience, analysis of aging reports and specific factors including, whether a customer is in bankruptcy, under administration or if payments are in dispute. The offsetting expense is recognized in the statement of operations within other operating expenses. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against operating expenses in the statement of operations.

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign currency rates and interest rates. The Company does not hold or use any derivatives instruments for trading purposes. Derivative financial instruments are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instrument is designated as a hedging instrument and the nature of the item being hedged. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. The Company assesses the effectiveness of derivative financial instruments when the hedge is entered into and on an ongoing basis.

The Company uses foreign currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in the US and Canadian variable base rates and/or (iii) foreign currency and interest rate exposure on variable interest rate and principal payments on foreign currency denominated debt. The foreign currency interest rate swaps that hedge all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars are designated as cash flow hedges.

For derivative financial instruments designated as cash flow hedges, the effective portion of the hedge is reported in other comprehensive income until it is recognized in the statement of operations during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the statement of operations. When a hedged item ceases to exist or cash flow hedge accounting is terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to the statement of operations when the variability in the cash flows of the hedged item affects income. Cash flows associated with derivative contracts accounted for as hedges are classified in the same category in the statement of cash flows as the item being hedged.

Derivative financial instruments that are not designated as hedges, including certain derivatives that are embedded in financial or non-financial contracts, are measured at fair value in the consolidated balance sheet. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and measured at fair value. Any change in the fair value of these derivative financial instruments is recorded in the statements of operation as gain or loss on derivative financial instruments.

(l) Pension plans and post-retirement/employment benefits

The Company maintains a number of defined contribution and defined benefit pension and defined benefit post-retirement/employment plans. For defined benefit plans, the accrued benefit obligation associated with pension and post-retirement/employment benefits earned by employees is determined using the projected benefit method pro-rated on service. Under this method an equal portion of the total estimated future benefit is attributed to each year of service. The determination of the benefit expense requires management’s estimate of expected return on plan assets, rate of compensation increase, retirement ages of employees, expected health care cost trend rate, and other costs, as applicable. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Vested past service costs from plan amendments are recognized in the statement of operations immediately and unvested past service costs are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets and the expected rate of return on plan assets or from changes in actuarial assumptions used to determine the accrued benefit obligation. For each plan, excluding event-driven post-employment benefits, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. For event-driven post-employment benefits, actuarial gains and losses are amortized over the average duration over which benefits are expected to be paid (expected average remaining service life). Curtailment gains are recognized in the period in which the curtailment occurs. Curtailment losses are recognized when it is probable that a curtailment will occur and the effects of which can be reasonably estimated. Gains or losses arising from the settlement of a pension plan are only recognized when responsibility for the pension obligation has been relieved. When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. For the post-retirement and post-employment defined benefit plans the related benefits are funded by the Company as they become due. For the defined contribution plans, the pension expense represents the amount to be contributed by the Company in the period.

(m) Cash and cash equivalents

Cash equivalents are highly liquid investments with an original term to maturity of less than 90 days are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are designated as loans and receivables and are carried at amortized cost.

(n) Stock-based compensation

The Company has a Stock Option Plan and a Restricted Share Unit Plan that will be settled through the issuance of shares of Postmedia or through cash at the option of the Company, a Deferred Share Unit Plan that will be settled with cash and an Employee Share Purchase Plan that will be settled with shares of the Company.

The Company recognizes compensation expense for all stock options granted based on the fair value of the option on the date of grant using the Black-Scholes option pricing model. The fair value of the options is recognized as stock-based compensation expense over the vesting period of the options with a corresponding credit to contributed surplus. The contributed surplus balance is reduced as options are exercised through a credit to capital stock. The consideration paid by option holders is credited to capital stock when the options are exercised.

The Company recognizes compensation expense for all restricted share units granted based on the fair value of the Company’s shares on the issuance date of each restricted share unit grant. The fair value of the restricted share units is recognized as compensation expense, over the vesting period of each restricted share unit grant, in operating expenses with a corresponding credit to contributed surplus. The contributed surplus balance is reduced as units are exercised through a credit to share capital. Compensation cost is not adjusted for subsequent changes in the fair value of the Company’s shares.

The Company recognizes compensation expense for its deferred share unit plan based on the fair value of the Company’s shares on the issuance date of each deferred share unit grant. The fair value of the deferred share units is recognized as compensation expense, over the vesting period of each deferred share unit grant in operating expenses with a corresponding credit to other liabilities. The deferred share units are re-measured at each reporting period until settlement, using the fair value of the shares of the Company.

The Company will recognize its contributions under the terms of the Employee Share Purchase Plan as compensation expense over the vesting period of each plan issuance with a corresponding credit to contributed surplus. The contributed surplus balance will be reduced when shares are issued through a credit to capital stock.

The Company uses the graded vesting method to calculate compensation expense for all stock- based compensation plans.

3.	BUSINESS COMBINATION

The Company was incorporated on April 26, 2010 to enable certain members of the Ad Hoc Committee of noteholders and lenders of Canwest LP to purchase substantially all of the assets, including the shares of National Post Inc., and assume certain liabilities of Canwest LP (the “Acquisition”). Canwest LP previously operated the newspaper, digital media and online assets now owned by the Company.

An asset purchase agreement was approved on June 18, 2010 and on July 13, 2010 Postmedia Network completed the Acquisition.

In accordance with the asset purchase agreement, on the Acquisition Date, Postmedia Network made the following payments in order to complete the Acquisition (the “Acquisition Consideration”):

Cash
Payment of cash consideration	927,771
Non cash payments
Issuance of shares to Canwest LP (1)	120,137

Acquisition Consideration	1,047,908

(1) Postmedia issued 13 million shares valued at $9.26 per share based on the per share proceeds received on the initial capitalization of Postmedia and supported by a discounted cash flow (Level 3 inputs).

The Company obtained proceeds to fund the cash portion of the Acquisition Consideration from the issuance of shares, the issuance of 12.5% Senior Secured Notes due 2018 (the “Notes”), a Senior Secured Term Loan Credit Facility (“Term Loan Facility”) and acquired cash.

Canwest LP retained $9.0 million in cash to be held in trust by the court appointed monitor (the “Monitor”) to pay certain administrative fees and costs relating to the Canwest LP Companies Creditors Arrangement Act filing (the “CCAA filing”). Any excess cash not used by the Monitor at the completion of the CCAA filing will be returned to the Company. The Company had recorded estimated contingent returnable consideration receivable of $4.7 million of which $3.0 million remains uncollected as at August 31, 2011. The Company expects the outstanding contingent returnable consideration receivable to be received during the year ending August 31, 2012. Any future change to the estimate or actual contingent returnable consideration received will be recognized in the statement of operations.

The Company incurred acquisition costs during the year ended August 31, 2011 of $1.2 million (for the period ended August 31, 2010—$18.3 million), which have been charged to the statement of operations.

The following statement of net assets summarizes the fair value of the major classes of assets acquired and liabilities assumed in the Acquisition:

Assets acquired
Cash	88,102
Accounts receivable (1)	140,312
Inventory	5,221
Prepaid expenses and other assets	14,880
Property and equipment	359,001
Intangible assets (2)	483,026

1,090,542
Liabilities assumed
Accounts payable and accrued liabilities	89,207
Deferred revenue	33,954
Obligations under capital leases	3,696
Pension, post-retirement, post-employment and other liabilities	151,189
Future income taxes	681

278,727

Net assets acquired at fair value	811,815

(1)	The fair value of trade receivables was $140.3 million. The gross contractual amount for trade receivables was $144.5 million of which $4.2 million was not collectible.
(2)

Of the $483.0 million of intangible assets acquired, $248.6 million was assigned to mastheads with indefinite lives, $30.0 million was assigned to domain names with indefinite lives, $36.8 million was assigned to software with an estimated weighted average useful life of 5 years, $148.3 million was assigned to subscribers with an estimated useful life of 5 years, $12.2 million was assigned to customer relationships with an estimated weighted average useful life of 5 years and $7.1 million was assigned to domain names with an estimated useful life of 15 years.

Goodwill of $236.1 million has been recognized and consists of the assembled workforce, non-contractual customer relationships and expected cost savings and has been determined as follows:

Acquisition Consideration	1,047,908
Net assets acquired at fair value	811,815

Goodwill (1)	236,093

(1)	Goodwill of approximately $172 million is deductible for tax purposes.

Had the Acquisition occurred on September 1, 2009, the revenue and net loss for the year ended August 31, 2010, would have been $1,058.5 million and $23.2 million, respectively.

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

(a) Restructuring of operations

On the Acquisition Date, the Company assumed restructuring liabilities of $6.6 million. These restructuring liabilities consisted of initiatives that were started by Canwest LP and continued by Postmedia Network. These initiatives involved the shutdown of certain activities as well as the restructuring of various processes within the Newspapers segment. All amounts pertained to severance of employees and no related amount remains payable as at August 31, 2011 (August 31, 2010—$6.2 million).

Subsequent to the Acquisition, the Company implemented new restructuring initiatives in order to reduce costs. The restructuring initiatives consist of a series of involuntary terminations and voluntary buyouts and the Company has accrued $52.6 million related to them of which $41.9 million was accrued during the year ended August 31, 2011 (for the period ended August 31, 2010—$10.7 million). These restructuring initiatives were substantially complete as at August 31, 2011. All amounts pertain to severance of employees and as at August 31, 2011, $9.2 million remains payable (August 31, 2010—$10.6 million) and is expected to be substantially paid by August 31, 2012. The Newspapers segment accrued $46.6 million and paid $39.2 million related to these initiatives of which $38.5 million was accrued and $39.1 million was paid during the year ended August 31, 2011 (for the period ended August 31, 2010—$8.1 million and $0.1 million, respectively).

The Company has recorded the restructuring amounts in accrued liabilities with a corresponding expense recorded in restructuring of operations and other items in the statement of operations as follows:

	2011	2010
Restructuring liability, beginning of year	16,799	—
Restructuring liability, assumed on acquisition	—	6,560
Accrued during the year	41,895	10,727

	58,694	17,287
Payments during the year	(49,486)	(488)

Restructuring liability, end of period	9,208	16,799

(b) Other items

The Company has incurred expenses relating to the filing of its non-offering prospectus, expenses relating to complying with the Company’s contractual obligation to make an exchange offer for the Notes that is registered with the U.S. Securities and Exchange Commission and non-severance expenses related to management oversight for the various restructuring initiatives. These expenses totaled $3.2 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$0.5 million).

The Company has also recorded a curtailment gain in relation to its defined benefit pension plans as a result of the restructuring of $2.3 million for the year ended August 31, 2011 (for the period ended August 31, 2010—nil) (note 12).

5.	LOSS (GAIN) ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s loss (gain) on derivate financial instruments for the year ended August 31, 2011 and the period ended August 31, 2010 is comprised of the following:

	2011	2010
Loss (gain) on fair value swap not designated as a hedge	16,883	(3,487)
Contractual cash interest settlement on fair value swap not designated as a hedge	6,004	224
Gain on embedded derivative	(1,473)	(4,287)

Loss (gain) on derivative financial instruments	21,414	(7,550)

6.	INCOME TAXES

The provision for income taxes for the year ended August 31, 2011 and the period ended August 31, 2010 reflects an effective income tax rate which differs from its combined Canadian federal and provincial statutory income tax rate as follows:

	2011	2010
Income taxes at combined Canadian statutory income tax rate of 27.6% (2010—29.0%)	(3,571)	(12,948)
Change in valuation allowance on future tax assets	2,369	10,352
Non-deductible expenses	3,125	2,067
Non-deductible portion of capital loss (gain)	(798)	529
Future tax rate changes	(341)	—
Adjustments in respect of prior year	(784)	—

Provision for income taxes	—	—

Significant components of the Company’s future tax assets and liabilities are as follows:

	2011	2010
Future tax assets
Non-capital loss carryforwards	32,765	7,899
Net-capital loss carryforwards	—	214
Unrealized capital loss on foreign exchange	4,295	3,346
Book amortization in excess of capital cost allowances	—	217
Cumulative eligible capital	—	966
Prepayment penalty	—	86
Deferred share units	1,274	368
Donation carryforwards	116	—
Financing fees	309	604
Pension and post-retirement benefits	33,583	37,145
Unpaid restructuring	942	—
Less: Valuation allowance	(47,692)	(46,250)

Total future income tax assets	25,592	4,595

Future tax liabilities
Capital cost allowance in excess of book amortization	20,675	—
Discounts	1,320	—
Tax base difference on capital lease	3,068	4,595
Cumulative eligible capital	529	—
Intangible assets	681	681

Total future income tax liabilities	26,273	5,276

Net future income tax liability	681	681
Current future income tax liability	—	—

Long-term future income tax liability	681	681

As of August 31, 2011, the Company had non-capital loss carry-forwards for income tax purposes of $129.2 million (2010—$30.3 million), of which $34.6 million expire in 2030 and $94.6 million expire in 2031.

7.	INVENTORY

	2011	2010
Newsprint	4,321	5,038
Other	1,513	1,149

	5,834	6,187

There were no write downs of inventories during the year ended August 31, 2011 (for the period ended August 31, 2010—nil). No inventories were carried at net realizable value as at August 31, 2011 and 2010.

8.	PROPERTY AND EQUIPMENT

	2011
	Cost	Accumulated amortization	Net
Land	65,540	—	65,540
Buildings	144,691	9,473	135,218
Machinery and equipment	159,780	24,270	135,510

	370,011	33,743	336,268

	2010
	Cost	Accumulated amortization	Net
Land	65,760	—	65,760
Buildings	142,959	1,244	141,715
Machinery and equipment	151,043	3,324	147,719

	359,762	4,568	355,194

Amortization expense of property and equipment for the year ended August 31, 2011 was $29.2 million (for the period ended August 31, 2010—$4.6 million).

The Company has a building under capital lease with a cost of $25.3 million (2010—$25.3 million) and accumulated amortization of $2.7 million (2010—$0.2 million).

As at August 31, 2011, the Company has $1.6 million (2010—nil) of assets not yet in use and as such no amortization has been taken.

During the year ended August 31, 2011, the Company sold property and equipment with a net book value of $1.4 million, for proceeds of $1.2 million, resulting in a loss on disposal of $0.2 million. All of the assets were within the Newspapers segment.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

	2011	2010
Assets
Embedded derivative (notes 11 & 17)	13,817	12,344
Foreign currency interest rate swap—not designated as a hedge (notes 11 & 17)	—	3,487

	13,817	15,831

Liabilities
Foreign currency interest rate swaps—designated as cash flow hedges (notes 11 & 17)	30,004	4,243
Foreign currency interest rate swap—not designated as a hedge (notes 11 & 17)	13,396	—

	43,400	4,243
Less portion due within one year	(12,307)	(3,685)

	31,093	558

10.	INTANGIBLE ASSETS

	2011
	Cost	Accumulated amortization	Net
Definite life
Software	46,077	15,030	31,047
Subscribers	148,300	33,723	114,577
Customer relationships	12,200	2,908	9,292
Domain names	7,131	540	6,591

	213,708	52,201	161,507
In definite life
Mastheads	248,550	—	248,550
Domain names	29,975	—	29,975

	278,525	—	278,525

	492,233	52,201	440,032

	2010
	Cost	Accumulated amortization	Net
Definite life
Software	37,575	2,065	35,510
Subscribers	148,300	4,099	144,201
Customer relationships	12,200	276	11,924
Domain names	7,105	65	7,040

	205,180	6,505	198,675
In definite life
Mastheads	248,550	—	248,550
Domain names	29,975	—	29,975

	278,525	—	278,525

	483,705	6,505	477,200

For the year ended August 31, 2011, the Company recorded internally generated software of $0.7 million (for the period, August 31, 2010—nil) and recorded externally acquired software of $8.0 million (for the period ended August 31, 2010—$0.7 million).

During the year ended August 31, 2011, the Company sold intangible assets with a nominal net book value, for nominal proceeds, resulting in a nominal loss on disposal. All of the assets were within the All other category.

Amortization expense related to definite life intangibles for the year ended August 31, 2011 was $45.9 million (for the period ended August 31, 2010—$6.5 million). Amortization expense for the next five years related to these definite life intangibles is expected to be approximately: 2012—$43.3 million, 2013—$40.9 million, 2014—$36.1 million, 2015—$30.2 million, 2016—$1.9 million.

11.	LONG TERM DEBT

				2011	2010
		Principal
		translated
		at period	Financing
	Maturity	end exchange rates	fees, discounts and other	Carrying value of debt	Carrying value of debt
Senior Secured Term Loan Credit Facility
Tranche C (US$340.0M) (1)(i)	July 2016	333,024	19,862	313,162	—
US Tranche (1)(ii)	July 2016	—	—	—	261,732
Canadian Tranche (1)(iii)	January 2015	—	—	—	101,600
Senior Secured Notes (US$275M) (2)	July 2018	269,335	10,199	259,136	282,699
Senior Secured Asset-Based Revolving Facility (3)	July 2014	—	—	—	—

				572,298	646,031
Less portion due within one year				(16,862)	(13,499)

				555,436	632,532

(1) Term Loan Facility

The Company has a Senior Secured Term Loan Credit Facility (“Term Loan Facility”) which was entered into on July 13, 2010. The Term Loan Facility includes Tranche C of US$340.0 million (CDN$333.0 million) (August 31, 2010 – nil), a US dollar term loan (the “US Tranche”) of nil (August 31, 2010 – US$267.5 million (CDN$285.3 million)), a Canadian dollar term loan (the “Canadian Tranche”) of nil (August 31, 2010 – $110.0 million), and up to US$50 million in incremental term loan facilities. As at August 31, 2011, the Company has not drawn on the incremental term loan facilities (August 31, 2010 – nil). The Term Loan Facility is secured on a first priority basis by substantially all the assets of Postmedia Network and the assets of the Company (the “Term Loan Collateral”), with the exception of those assets comprising the ABL Collateral (defined below) and on a second-priority basis by the ABL Collateral. In addition to the minimum principal repayments described below, the Company is subject to a mandatory prepayment of the loans with respect to any net cash proceeds of asset sales or issuance of indebtedness and 75% of excess cash flow for each fiscal year subject to adjustments for prepayments and leverage ratios. Such mandatory payments permanently reduce the availability under the Term Loan Facility. The Company has no payment required with respect to excess cash flow for the year ended August 31, 2011. Voluntary prepayments are permitted and reduce the quarterly minimum payments and excess cash flow payments for the fiscal year and permanently reduce the availability under the Term Loan Facility. The Company is subject to certain financial and non-financial covenants under the Term Loan Facility referred to above. The Term Loan Facility requires compliance with financial covenants including a consolidated interest coverage ratio test, a consolidated total leverage ratio test and a consolidated first lien indebtedness leverage ratio test. Among other restrictions the Term Loan Facility restricts dividend payments to an aggregate amount not to exceed $10.0 million over the life of the agreement, provided that the specified coverage ratios are satisfied and the Company is not in default subject to specified exceptions.

(i) On April 4, 2011, the Company entered into an agreement with its lenders which amended certain terms of the Term Loan Facility. The Canadian Tranche and US Tranche from the original credit agreement were replaced with Tranche C. Tranche C was issued for US$365.0 million (CDN$351 .7 million), at a discount of 0.25%, for net proceeds of $350.8 million, before financing fees of $5.4 million. Tranche C bears interest at Libor, with a floor of 1.25%, plus 5%. The effective interest rate of Tranche C which amortizes the initial $22.2 million of financing fees and discounts based on the estimated future cash flows, including estimated optional repayments, is 8.4%. At August 31, 2011 the Libor rate was less than 1.25%, resulting in the base rate being set at the floor of 1.25%. Tranche C is subject to quarterly minimum principal repayments equal to 0.625% of the initial outstanding principal for the first two installments, 1.25% for the next four installments, 2.5% for the next four installments and 3.75% for the next eleven installments, with any remaining principal due and payable at maturity. During the year ended August 31, 2011 the Company made contractual and voluntary principal payments on Tranche C of $4.4 million (US$4.5 million) and $19.9 million (US$20.5 million), respectively.

On April 4, 2011, in conjunction with the amendments to the Term Loan Facility, the Company amended its pre-existing amortizing foreign currency interest rate swap which was entered into on July 13, 2010. This amended swap hedges the principal payments on a notional amount as at August 31, 2011 of US$180.0 million (2010—US$225.0 million) on Tranche C, at a fixed currency exchange rate of US$1:$1.035 until July 2014 and converts the interest rate on the notional Canadian principal amount to bankers acceptance rates plus 7.07% (2010 – bankers acceptance rates plus 9.25%). During the year ended August 31, 2011, the Company paid $1.8 million related to the amendment of the foreign currency interest rate swap and charged it to the consolidated statement of operations as a loss on derivative financial instruments. The Company has not designated this swap as a hedge and as a result changes in fair value have been recognized in loss (gain) on derivative financial instruments in the consolidated statement of operations (note 5). As at August 31, 2011, a liability of $13.4 million (2010—an asset of $3.5 million), representing the fair value of this swap, is recorded on the consolidated balance sheet in derivative financial instruments (note 9).

On June 20, 2011, the Company entered into an amortizing foreign currency interest rate swap with an initial notional amount of US$50.0 million with a fixed currency exchange rate of US$1 :$0.9845 and a fixed interest rate of 8.66%. This swap matures on May 31, 2015 and as at August 31, 2011 has a notional amount outstanding of US$48.1 million. The Company has designated this hedging arrangement as a cash flow hedge and its fair value, a liability of $1.6 million is included in the consolidated balance sheet in derivative financial instruments. This cash flow hedge was 100% effective at August 31, 2011.

(ii) On April 4, 2011, the US Tranche was repaid in the amount of US$247.0 million (CND$238.0 million), funded from the proceeds of Tranche C. At the time of the repayment the Company determined that the refinancing of the US Tranche was partially an extinguishment and partially a modification other than an extinguishment. For accounting purposes US$33.2 million (CND$32.0 million) was a debt extinguishment and US$213.8 million (CND$206.0 million) of the US Tranche was a debt modification other than an extinguishment. As a result during the year ended August 31, 2011, the Company charged a total of $2.7 million to the consolidated statement of operations as a loss on debt prepayment which includes $0.3 million of costs that occurred on settlement and $2.4 million of unamortized discounts and financing fees related to the US Tranche. The remaining unamortized discounts and financing fees of $15.9 million for the US Tranche were included in the opening carrying value of Tranche C. The US Tranche bore interest at Libor, with a floor of 2%, plus 7% and had an effective interest rate of 10.7%. The US Tranche was subject to quarterly minimum principal repayments equal to 0.625% of the initial outstanding principal for the first four installments, 1.25% for the next four installments, 2.5% for the next four installments and 3.75% for the next eleven installments, with any remaining principal due and payable at maturity. During the period from September 1, 2010 to April 4, 2011, the Company made contractual and voluntary principal payments on the US Tranche of $3.0 million (US$3.0 million) and $17.4 million (US$17.5 million), respectively (Period ended August 31, 2010—voluntary payments of $34.7 million (US$32.5 million)).

(iii) On April 4, 2011, the Canadian Tranche was repaid in the amount of $107.3 million funded from the proceeds of Tranche C. At the time of repayment the Company determined that the refinancing of the Canadian Tranche was an extinguishment. As a result during the year ended August 31, 2011, the Company charged a total of $8.3 million to the consolidated statement of operations as a loss on debt prepayment which includes $1.1 million of costs that occurred on settlement and $7.2 million of unamortized discounts and financing fees related to the Canadian Tranche. The Canadian Tranche bore interest at bankers’ acceptance rates plus 6% and had an effective interest rate of 9.8%. The Canadian Tranche was subject to quarterly minimum principal repayments equal to 1.25% of the initial outstanding principal for the first four installments, 2.5% for the next eight installments, 3.75% for the next five installments, with any remaining principal due and payable at maturity. During the period from September 1, 2010 to April 4, 2011, the Company made contractual principal payments on the Canadian Tranche of $2.8 million (Period ended August 31, 2010—nil).

(2) Senior Secured Notes

Postmedia Network has US$275.0 million (CDN$269.3 million) of 12.5% Senior Secured Notes due 2018 (the “Notes”) (2010—US$275.0 million, CDN$293.3 million). The effective interest rate of the Notes which amortizes the initial $10.7 million of financing fees based on the estimated future cash flows is 13.3%. The Notes are secured on a second priority basis by the Company and on a third priority basis by the ABL Collateral (defined below).

The Notes have a variable prepayment option subject to a premium of 6.25% for the period July 15, 2014 to July 14, 2015, 3.125% for the period July 15, 2015 to July 14, 2016 and nil thereafter. Additionally, under certain conditions the Company can redeem up to 35% of the original principal amount of the Notes prior to July 15, 2014 for a premium of 12.5% or the Company can redeem the Notes upon the payment of a customary make-whole premium. This prepayment option represents an embedded derivative that is accounted for separately at fair value. As at August 31, 2011, the embedded derivative asset has a fair value of $13.8 million (2010—$12.3 million), which is recorded on the consolidated balance sheet in derivative financial instruments (note 9). During the year ended August 31, 2011 the Company recorded a gain of $1.5 million (for the period ended August 31, 2010—a gain of $4.3 million) in loss (gain) on derivative financial instruments in the consolidated statement of operations related to the embedded derivative (note 5).

During the year ended August 31, 2011, the Company amended the foreign currency interest rate swap such that the interest rate on a notional amount of US$275.0 million with a fixed currency exchange rate of US$1 :$1 .035 changed from a fixed rate of 14.53% to a fixed rate of 14.78%. This arrangement terminates on July 15, 2014 and includes a final exchange of the principal amount on that date. The Company has designated this hedging arrangement as a cash flow hedge and its fair value, a liability of $28.4 million (2010—$4.2 million), is included in the consolidated balance sheet in derivative financial instruments. This cash flow hedge was 100% effective at August 31, 2011.

The Notes are subject to covenants that, among other things, will restrict the ability to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, alter the businesses it conducts, enter into agreements restricting its subsidiaries’ ability to pay dividends’ and consolidate, merge or sell all or substantially all of its assets.

(3) Asset-Based Revolving Credit Facility

The Company has a revolving senior secured asset-based revolving credit facility for an aggregate amount of up to $60 million, including a $10 million letter of credit sub-facility, (the “ABL Facility”). The ABL Facility is secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network and any related assets of the Company (the “ABL Collateral”) and on a third priority basis by the Term Loan Collateral. The ABL Facility currently bears interest at either bankers acceptance rates plus 3.75% or Canadian prime plus 2.75%. The proceeds of the loans under the ABL Facility are permitted to be used to finance the working capital needs and general corporate purposes of the Company. There are limitations on the Company’s ability to incur the full $60 million of commitments under the ABL Facility. Availability is limited to the lesser of a borrowing base and $60 million, in each case subject to reduction for a required excess availability amount of $15 million. As at August 31, 2011 the Company had no amounts drawn on the ABL Facility (2010—nil) and had availability of $37.3 million (2010—$35.1 million). Included in other assets at August 31, 2011 are financing fees of $2.3 million (2010—$3.2 million) with respect to the ABL Facility. Amortization expense in respect of the financing fees of $0.8 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$0.1 million), is included in interest expense.

As a result of the dissolution of National Post discussed in note 1, Postmedia Network’s financing arrangements are now guaranteed solely by its parent Postmedia. Such guarantees are full, unconditional and joint and several. Postmedia has no material independent assets or operations and as a result supplemental consolidating financial information for the year ended August 31, 2011 and the period ended August 31, 2010 has not been presented.

Principal undiscounted minimum payments of long-term debt, based on terms existing at August 31, 2011 are as follows:

2012	16,862
2013	33,724
2014	50,586
2015	50,586
2016	181,266
Thereafter	269,335

602,359

Interest expense relating to long-term debt for the year ended August 31, 2011 was $79.1 million (for the period ended August 31, 2010—$12.3 million).

12.	PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension and post retirement and post-employment benefits to its employees. The defined benefit pension plans are based upon years of service and final average salary. The Company has measured its accrued benefit obligation and the fair value of plan assets for accounting purposes as at August 31, 2011.

Information on the Company’s pension, post-retirement and post-employment benefit plans are as follows:

	Pension benefits (1)		Post-retirement and post- employment benefits (2)
	2011	2010	2011	2010
Plan Assets
Fair value of plan assets—beginning of year	307,030	—	—	—
Fair value of plan assets—at Acquisition Date	—	294,949	—	—
Actual returns on plan assets	18,621	10,718	—	—
Employer contributions	29,346	2,195	4,151	537
Employee contributions	5,102	412	—	—
Benefits paid	(19,654)	(1,244)	(4,151)	(537)

Fair value of plan assets end of period	340,445	307,030	—	—

Benefit Obligations
Benefit obligations—beginning of year	390,430	—	70,478	—
Benefit obligations—at Acquisition Date	—	375,184	—	68,458
Accrued interest on benefits	21,007	2,870	3,647	490
Current service costs	17,950	1,731	3,858	435
Benefits paid	(19,654)	(1,244)	(4,151)	(537)
Curtailment gains	(1,878)	—	(1,788)	—
Past service costs	—	—	2,291	—
Actuarial loss (gain)	(19,630)	11,889	(2,631)	1,632

Benefit obligations end of period	388,225	390,430	71,704	70,478

The Company’s net benefit obligations are determined as follows:
Benefit obligations	388,225	390,430	71,704	70,478
Fair value of plan assets	340,445	307,030	—	—

Plan deficits	(47,780)	(83,400)	(71,704)	(70,478)
Unamortized net actuarial loss (gain)	(12,691)	3,894	(2,393)	1,632
Unamortized past service costs	—	—	2,171	—

Net benefit obligations	(60,471)	(79,506)	(71,926)	(68,846)

(1)	As at August 31, 2011, none of the Company’s defined benefit pension plans were fully funded.
(2)

Post-retirement plans are non-contributory and include health and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post-retirement health and life plans were 8.5% for medical, to an ultimate rate of 4.6% over 18 years to 2029. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs, and the obligation by $0.6 million and $5.8 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs, and the obligation by $0.5 million and $4.7 million, respectively.

As at August 31, 2011, the accrued pension benefit liability of $60.5 million (2010—$79.5 million) and the accrued post-retirement and post-employment liability of $71.9 million (2010—$68.8 million) are included in accrued pension, post-retirement, post-employment and other liabilities on the consolidated balance sheet

The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios to earn a long-term investment return that meets the Company’s pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices. The compensation and pension committee, comprised of certain members of the Company’s Board of Directors, is appointed by the Board of Directors to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company. The compensation and pension committee, among other things, oversees the investment strategy for the pension plan assets, including adopting the Company’s investment policy and monitoring compliance with the policy, appoints the investment fund managers and reviews their performance. The utilization of investment fund managers who adopt different style mandates allows the Company to achieve a diversified portfolio and reduce portfolio risks.

The Company’s investment policy addresses the permitted and prohibited investments for the plan assets including restrictions on the fixed income quality, and quantity of investments in various asset classes as follows:

•

The fixed income quality restrictions include a minimum rating of “BBB” from the Dominion Bond Rating Services or equivalent for bonds and debentures; a minimum rating of “R-1” from the Dominion Bond Rating Services or equivalent for short-term investments; and a minimum rating of “P-1” or equivalent for preferred stock.

•

The quantity of investments allowed in various asset classes ranges from 5% to 45% and contains restrictions such that no single equity holding shall exceed 10% of the book value of plan assets, no single equity holding shall exceed 15% of the market value of an investment managers equity portfolio, no single equity holding will exceed 30% of the voting shares of any such corporation, no more than 10% of any investment managers bond portfolio may be invested in bonds of any such company other than bonds of the federal government or bonds of any such provincial government with a minimum rating of AA and no more than 15% of the market value of any investment managers bond portfolio may be invested in bonds with a rating of BBB or equivalent.

•

Investment managers are prohibited from making direct investments in resource properties, mortgages, venture capital financing, bonds of foreign issuers, investing in companies for the purposes of managing them, purchasing securities on margin or making short sales.

•	The pension plans are not permitted to invest in debt or equity securities of the Company.

The pension plans have an asset mix as of August 31, 2011, as follows:

	Actual	Target (1)	Fair value hierarchy
Canadian equities	37%	30%	Level 1
Foreign equities	19%	30%	Level 1
Fixed income	42%	40%	Level 2
Cash	2%	0%	Level 1

(1)	The Company approved a new statement of investment policy and procedures in July 2011 and is currently in the process of transitioning its asset mix.

The average remaining service period of employees covered by the pension plans is 8 years (2010—8 years). The average remaining service period of the employees covered by the post-retirement benefit plans is 12 years (2010—11 years). The average remaining service period of the employees covered by the post-employment benefit plans is 9 years (2010—7 years).

The most recent actuarial funding valuations for the most significant of the pension plans, which makes up substantially the entire net benefit obligation, was as of December 31, 2010. The valuations indicated that the plans had an aggregate going concern unfunded liability of $33.1 million and a wind up deficiency (which assumes that the pension plan terminated on their actuarial valuation date) of $80.3 million. As a result, the Company is currently required to make special payments for the next twelve months of $19.0 million. The next required valuation will be as at December 31, 2011 and must be complete by September 30, 2012.

The total cash payments for the year ended August 31, 2011, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement and post-employment plans and cash contributed to its defined contribution plans, was $39.3 million (for the period ended August 31, 2010—$3.6 million).

The Company’s pension expense for the year ended August 31, 2011 and the period ended August 31, 2010 is determined as follows:

	2011			2010
	Incurred in year	Actuarial adjustments (1)	Recognized in year	Incurred in year	Actuarial adjustments (1)	Recognized in year
Current service costs	17,950	—	17,950	1,731	—	1,731
Employee contributions	(5,102)	—	(5,102)	(412)	—	(412)
Accrued interest on benefits	21,007	—	21,007	2,870	—	2,870
Return on plan assets	(18,621)	(3,045)	(21,666)	(10,718)	7,995	(2,723)
Curtailment gains	(1,878)		(1,878)	—	—	—
Net actuarial loss (gain)	(19,630)	19,630	—	11,889	(11,889)	—

Benefit expense	(6,274)	16,585	10,311	5,360	(3,894)	1,466
Employer contributions to defined contribution plans	5,791	—	5,791	825	—	825

Total pension expense	(483)	16,585	16,102	6,185	(3,894)	2,291

(1)

Actuarial adjustments represent the difference between actual and expected return on plan assets and other adjustments to provide an appropriate allocation of costs to the period in which employee services are rendered.

The Company’s post-retirement and post-employment benefit expense for the year ended August 31, 2011 and the period ended August 31, 2010 is determined as follows:

	2011			2010
	Incurred in year	Actuarial adjustments (1)	Recognized in year	Incurred in year	Actuarial adjustments (1)	Recognized in year
Current service costs	3,858	—	3,858	435	—	435
Accrued interest on benefits	3,647	—	3,647	490	—	490
Curtailment gains	(1,788)	1,367	(421)	—	—	—
Amortization of past service costs	2,291	(2,171)	120	—	—	—
Amortization of actuarial loss (gain)	(2,631)	2,658	27	1,632	(1,632)	—

Total post-retirement and post-employment expense	5,377	1,854	7,231	2,557	(1,632)	925

(1)

Actuarial adjustments represent the difference between actual and expected costs and other adjustments to provide an appropriate allocation of costs to the period in which employee services are rendered.

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at August 31, 2011 and 2010 are as follows:

	2011	2010	2011	2010
			Post-retirement and post-employment
	Pension benefits		benefits
Discount rate	5.45%	5.30%	5.20%	5.10%
Rate of compensation increase	3.25%	3.70%	3.20%	3.60%

Significant actuarial assumptions in measuring the Company’s benefit expense as at August 31, 2011 and 2010 are as follows:

	2011	2010	2011	2010
			Post-retirement and post-employment
	Pension benefits		benefits
Discount rate	5.30%	5.50%	5.10%	5.35%
Expected long-term rate of return on pension plan assets	6.70%	6.70%	—	—
Rate of compensation increase	3.70%	3.70%	3.60%	3.60%

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. The estimate of the expected long-term rate of return on pension plan assets was based on the Company’s target investment mix as at August 31, 2011 and the bond indices and equity risk premiums as of that date. The Company’s objective is to select an average rate of return expected on existing plan assets and expected contributions to the plan during the year. For the year ended August 31, 2012, the Company expects to contribute $31.9 million (including special payments of $19.0 million) to its defined benefit pension plans and $3.9 million to its post-retirement and post-employment benefit plans.

Benefit payments which are paid out of the plans, reflect expected future service and are expected to be paid as follows for the years ended August 31:

	Pension	Post- retirement and post- employment	Total
2012	17,448	3,949	21,397
2013	18,460	4,157	22,617
2014	19,339	4,459	23,798
2015	20,258	4,686	24,944
2016	21,262	4,845	26,107
2017-2021	119,644	28,894	148,538

13.	CAPITAL STOCK

On June 14, 2011, the Company’s shares began trading on the Toronto Stock Exchange (“TSX”) under the symbols PNC.A for its Class C voting shares (“Voting Shares”) and PNC.B for its Class NC variable voting shares (“Variable Voting Shares”).

Authorized capital stock

The Company’s authorized capital stock consists of two classes; Voting Shares and Variable Voting Shares. The Company is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares.

Voting Shares

Holders of the Voting Shares shall be entitled to one vote at all meetings of shareholders of the Company. The Voting Shares and Variable Voting Shares rank equally on a per share basis in respect of dividends and distributions of capital.

A Voting Share shall be converted into one Variable Voting Share automatically if a Voting Share becomes held or beneficially owned or controlled, by a person who is a citizen or subject of a country other than Canada. In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Variable Voting Shares

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and distribution of capital, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a) the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding shares; or

(b) the total number of votes that may be cast by, or on behalf of, holders of Variable Voting Shares present at any meeting of holders of Voting Shares exceeds 49.9% of the total number of votes that may be cast by all holders of shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically to equal the maximum permitted vote per Variable Voting Share.

Postmedia Rights Plan

On February 24, 2011, the Postmedia Rights Plan was approved by the shareholders. Under the Postmedia Rights Plan, one right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share. A right shall become exercisable upon a person, including any party related to it, acquiring or attempting to acquire 20% or more of the outstanding shares of a class without complying with the “Permitted Bid” provisions of the Postmedia Rights Plan. Should such an acquisition occur or be announced, subject to all other provisions of the Postmedia Rights Plan, each right will entitle the holder to purchase from Postmedia additional shares at a 70% discount to the prevailing market price. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of Postmedia, other than by way of a Permitted Bid. The Board has discretion to waive the application of the Postmedia Rights Plan, and to amend the Postmedia Rights Plan at any time, or redeem the rights for $0.000001 per right.

The rights expire on the earliest of the Annual Shareholder meeting in the year 2014 and the termination of the rights pursuant to the Postmedia Rights Plan, unless redeemed before such time. If the application of the Postmedia Rights Plan is waived by the Board or a take-over bid is structured as a Permitted Bid, the rights will not become exercisable. Permitted Bids under the Rights Plan must be made to all shareholders for all of their Voting Shares and Variable Voting Shares, must be open for acceptance for a minimum of 60 days, and must otherwise comply with the Permitted Bid provisions of the Postmedia Rights Plan.

Issued and outstanding capital stock

	Voting Shares		Variable Voting Shares		Total Shares
	Number	$ 000’s	Number	$ 000’s	Number	$ 000’s
Shares issued (1)	3,686,779	34,136	36,636,391	339,226	40,323,170	373,362
Costs to issue shares		(205)		(2,025)		(2,230)

Balance as of August 31, 2010	3,686,779	33,931	36,636,391	337,201	40,323,170	371,132
Conversions	(2,595,664)	(23,889)	2,595,664	23,889	—	—

Balance as of August 31, 2011	1,091,115	10,042	39,232,055	361,090	40,323,170	371,132

(1)	During the period ended August 31, 2010, management purchased 348,300 shares at fair value ($9.26 per share) for total proceeds to the Company of $3.2 million.

Earnings per share

Basic earnings per share are calculated using the daily weighted average number of shares outstanding during the year.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential shares been issued at the beginning of the year, or when the underlying options were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of the options to acquire shares provided the shares are not anti-dilutive.

The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share. No reconciling items in the computation of net loss exist.

	2011	2010
Basic weighted average shares outstanding	40,323,170	40,323,170
Dilutive effect of options	—	—

Diluted weighted average shares outstanding	40,323,170	40,323,170

Options and RSUs outstanding that are anti-dilutive	800,000	400,000

14.	CAPITAL MANAGEMENT

The Company’s capital management objective is to maximize shareholder returns by (a) prioritizing capital expenditures related to the development of digital media products with growth potential, and (b) utilizing the majority of remaining free cash flow for the repayment of debt.

There were no changes in the Company’s approach to capital management during the period. The Company is in compliance with all financial covenants as at August 31, 2011 (note 11).

The Company’s capital structure is composed of shareholders’ equity, long-term debt, net liabilities and assets related to derivative financial instruments, less cash. The capital structure as at August 31, 2011 and 2010 is as follows:

	2011	2010
Long-term debt (note 11)	572,298	646,031
Net liabilities (assets) related to derivative financial instruments (note 9)	29,583	(11,588)
Cash	(10,483)	(40,201)

Net liabilities Shareholders’ equity	591,398 304,342	594,242 315,402

	895,740	909,644

The Company’s capital structure decreased $13.9 million from August 31, 2010, primarily as a result of long-term debt repayments and foreign currency exchange gains on long-term debt offset by increases in liabilities related to derivative financial instruments.

15.	STOCK-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVE PLANS

Stock option plan

The Company has a stock option plan (the “Option Plan”) for its employees and officers to assist the Company in attracting, retaining and motivating officers and employees. The Option Plan is administered by the Board of Directors (the “Board”).

The maximum number of options available for issuance under the Option Plan is 3.0 million and shall not exceed 10% of the Company’s issued and outstanding shares. The issued options entitle the holder to acquire one share of the Company at an exercise price no less than the fair value of a share at the date of grant, of which fair value is determined to be the volume-weighted average trading price of the Voting Shares on the TSX for the five trading days immediately preceding the issuance of such options. In the case of shares not being listed on a stock exchange the fair value of the share is to be determined by the Board. The issued options vest as follows: 20% immediately with the remainder vesting evenly over 4 years on the anniversary date of the date of grant. Each option may be exercised during a period not exceeding 10 years from the date of grant.

During the year ended August 31 2011, the Company granted no options under the Option Plan (for the period ended August 31, 2010—1.4 million options). The following table provides details on changes to the issued options for the year ended August 31, 2011 and the period ended August 31, 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance beginning of period	1,400,000	$9.85	—	—
Granted	—	—	1,400,000	$9.85
Forfeited	(120,000)	$(9.85)	—	—

Balance end of period	1,280,000	$9.85	1,400,000	$9.85

Vested options at end of year—exercisable	560,000	$9.85	280,000	$9.85

The Company recognizes stock-based compensation expense for all options issued under the Option Plan based on the fair value of the option on the grant date. The fair value of the underlying options was estimated using the Black-Scholes option pricing model. The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011 (4)	2010
Fair value	—	$2.66

Key assumptions
Exercise price	—	$9.85
Risk-free interest rate (1)	—	2.56%
Dividend yield	—	0%
Volatility factor (2)	—	30%
Expected life of options (in years) (3)	—	5

(1)	Based on Bank of Canada yield curve in effect at the time of grant.
(2)	Based on average volatilities of similar companies in the publishing and media industries.
(3)	Based on contractual terms and a published academic study.
(4)	There were no options issued during the year ended August 31, 2011.

During the year ended August 31, 2011, the Company has recorded stock-based compensation expense relating to the Option Plan of $1.3 million, with an offsetting credit to contributed surplus (for the period ended August 31, 2010—$0.7 million).

The total unrecognized stock-based compensation expense relating to the unvested options is $0.7 million, which is expected to be recognized over the next three years.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. The maximum number of deferred share units (“DSUs”) available for issuance under the DSU Plan shall not exceed 10% of the Company’s issued and outstanding shares. The DSU Plan is administered by the Board.

Under the DSU Plan, non-employee directors of the Company are required to elect to receive at least 50% (and may irrevocably elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan. The number of DSUs to be credited to a director will be calculated, on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the value of a share. The value of a share will be the volume-weighted average trading price of the Voting Shares for the five trading days immediately preceding the issuance of such DSU’s. As at August 31, 2011, the fair value per DSU was based on a fair value per share of $12.45. As the shares were not listed on a stock exchange during the year ended August 31, 2010 the fair value per share was determined by the Board at $9.26 per DSU, which is based on the per share proceeds received on the capitalization of Postmedia (note 3). The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by the Company) will be paid out in cash. The DSUs are generally non-transferable. Whenever cash dividends are paid on the shares of the Company, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

During the year ended August 31, 2011, the Company issued 0.1 million DSUs to directors (2010—0.4 million). Of the issued DSUs, 33.33% vested immediately with the remaining DSUs vesting evenly over a two year period on the anniversary date of the date of grant. As at August 31, 2011, 0.3 million DSUs have vested (August 31, 2010—0.1 million). During the year ended August 31, 2011, the Company recorded stock-based compensation expense relating to the DSU Plan of $3.5 million (for the period ended August 31, 2010—$1.5 million), with an offsetting credit to other liabilities. No payments were made related to the DSU plan during the year ended August 31, 2011 (for the period ended August 31, 2010—nil).

As at August 31, 2011, the total number of unvested DSUs that are expected to vest is 0.2 million (2010—0.3 million) and the total unrecognized stock-based compensation expense related to them based on a fair value per share of $12.45 is $0.8 million, which is expected to be recognized over the next year.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”). The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current part-time or full-time officers, employees or consultants of the Company.

The maximum aggregate number of RSUs issuable pursuant to the RSU Plan outstanding at any time shall not exceed 0.6 million voting shares or variable voting shares (“Shares”) of the Company. The RSU Plan is administered by the Board.

Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a participant may request in writing, upon exercising vested RSUs, subject to the consent of the Company, that the Company pay an amount in cash equal to the aggregate current fair market value of the Shares on the date of such exercise in consideration for the surrender by the participant to the Company of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, at the discretion of the Board and contain certain conditions regarding the resignation, cessation and termination of participants.

During the period ended August 31, 2010, the Company granted a tandem award. The tandem award provides a choice to either exercise 0.6 million stock options or 0.6 million RSU’s. Of the tandem award, 0.1 million vested immediately on the date of the grant with the remaining 0.5 million vesting evenly over a four year period on the anniversary date of the date of grant. As at August 31, 2011, 0.2 million RSU’s had vested (August 31, 2010—0.1 million). The fair value of the tandem award was estimated by using a grant date fair value per share of $9.26. The fair value of $9.26 per share was based on the per share proceeds received on the initial capitalization of the Company (note 3). During the period ended August 31, 2011, the Company recorded stock-based compensation expense relating to the tandem award of $2.2 million (for the period ended August 31, 2010—$1.4 million), with an offsetting credit to contributed surplus.

As at August 31, 2011, the total number of unvested RSU’s that are expected to vest is 0.4 million (2010—0.5 million) and the total unrecognized stock-based compensation expense related to them is $2.0 million, which is expected to be recognized over the next three years.

Employee Share Purchase Plan

On June 14, 2011, the TSX approved the Employee Share Purchase Plan (“ESPP”). The ESPP will enable employees of the Company to purchase shares of Postmedia, up to a maximum of $8,000 per year (“Employee Contribution”). Postmedia will provide a match through which it will purchase additional shares for the employee equal to 25% of the Employee Contribution (the “Employer Match”). The shares purchased through the Employer Match will be subject to a minimum 12-month vesting period. The Company recognizes its contributions under the ESPP as compensation expense over the vesting period of each plan issuance with a corresponding credit to contributed surplus. During the year ended August 31, 2011 there were no plan issuances under the ESPP and accordingly the Company has not recorded any stock-based compensation expense.

During the year ended August 31, 2011, the Company has recorded total stock-based compensation expense of $7.0 million (for the period ended August 31, 2010—$3.6 million) relating to the above plans, with the exception of the ESPP which the Company has not yet commenced.

16.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the consolidated statements of cash flows:

	2011	2010
Cash generated (utilized) by:
Accounts receivable	(2,160)	23,895
Inventory	353	(966)
Prepaid expenses and other assets	(1,055)	(1,033)
Accounts payable and accrued liabilities	(24,829)	24,214
Deferred revenue	(1,602)	(1,858)
Other	478	56

Changes in non-cash operating accounts	(28,815)	44,308

	2011	2010
Supplemental cash flow information
Interest paid	71,972	4,549

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

As a result of the use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risks relating to foreign exchange and interest rate fluctuations. In order to manage foreign exchange and interest rate risks, the Company uses derivative financial instruments to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal). The Company does not intend to settle the derivative financial instruments prior to their maturity. These instruments are not held or issued for speculative purposes.

(a) Foreign currency interest rate swaps

The following foreign currency interest rate swaps are outstanding at August 31, 2011:

	Period covered	Notional amount		Pay leg - CDN	Receive leg - USD	CDN dollar exchange rate per one US dollar

Derivative—not designated as a hedge
Tranche C	2010 to 2014	USD $	180,000	Bankers’ acceptance 3 months + 7.07%	Libor + 5%, with a floor of 1.25%	1.035
Derivatives—designated as cash flow hedge
Senior Secured Notes	2010 to 2014	USD $	275,000	14.78%	12.50%	1.035
Tranche C	2011 to 2015	USD $	48,125	8.66%	Libor + 5%, with a floor of 1.25%	0.9845

During the year ended August 31, 2011, a loss of $16.9 million (for the period ended August 31, 2010—gain of $3.5 million) was recorded in loss (gain) on derivative financial instruments in the consolidated statement of operations related to the derivative not designated as a hedge. During the year ended August 31, 2011, a loss of $1.6 million (for the period ended August 31, 2010—a loss of $13.3 million) was recorded in the consolidated statements of comprehensive loss related to the derivatives designated as cash flow hedges.

During the year ended August 31, 2011, a loss of $8.0 million was reclassified from accumulated other comprehensive loss to interest expense in the statement of operations related to the effect of the derivative financial instruments designated as cash flow hedges on the Company’s interest expense. The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the statement of operations over the next twelve months is expected to be $8.7 million. During the year ended August 31, 2011, foreign currency exchange losses of $24.2 million were reclassified to the statement of operations from accumulated other comprehensive loss, representing foreign currency exchange losses on the notional amount of the cash flow hedging derivatives (for the period ended August 31, 2010—gains of $9.0 million). These amounts were offset by foreign currency exchange gains recognized on the US dollar denominated Notes and the Term Loan Facility.

(b) Fair value of financial instruments

The carrying value of cash and accounts receivable (classified as loans and receivables), accounts payable (classified as other financial liabilities), and accrued liabilities (classified as other financial liabilities), approximate their fair value since these items will be realized or paid within one year or are due on demand.

The carrying value and fair value of long-term debt and derivative financial instruments as of August 31, 2011 and 2010 are as follows:

	2011			2010
	Carrying value		Fair value	Carrying value		Fair value
Other financial liabilities
Long-term debt	(572,298)		(602,541)	(646,031)		(691,426)
Derivative financial instruments
Assets
Foreign currency interest rate swap	—		—	3,487		3,487
Embedded derivative	13,817		13,817	12,344		12,344

	13,817	(1)	13,817	15,831	(1)	15,831
Liabilities
Foreign currency interest rate swaps	(43,400	)(1)	(43,400)	(4,243	)(1)	(4,243)

(1)	Net derivative financial instruments liabililty (Level 3) of $29.6 million (2010—asset of $11.6 million) are reconciled in the table below.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk.

In accordance with CICA Section, 3862, Financial Instruments—Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its financial instruments accounted for at fair value in the balance sheet:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of derivative financial instruments recognized on the balance sheet is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. Accordingly, financial derivative instruments are classified as level 3 under the fair value hierarchy.

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk, volatility and discount factors.

The changes to the fair value of derivative financial instruments (Level 3) for the year ended August 31, 2011 and the period ended August 31, 2010 are as follows:

	2011	2010
Asset as at beginning of period	11,588	—
Recognition of embedded derivative (note 11)	—	8,057
Gain (loss) on fair value swap not designated as a hedge recognized in the statement of operations (note 5)	(22,887)	3,263
Gain on embedded derivative recognized in the statement of operations (note 5)	1,473	4,287
Loss on cash flow swaps recognized in statement of comprehensive loss	(1,573)	(13,263)
Loss on cash flow swaps reclassified from accumulated other comprehensive loss to comprehensive loss	(24,188)	9,020
Contractual cash interest settlement on fair value swap not designated as a hedge (note 5)	6,004	224

Asset (liability) as at end of period	(29,583)	11,588

The estimated sensitivity on income and other comprehensive income for the year ended August 31, 2011, before income taxes, of a 100 basis-point change in the credit default premium used to calculate the fair value of derivate financial instruments, holding all other variables constant, as per the Company’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	178	548
Decrease of 100 basis points	(181)	(561)

(c) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

The maximum credit exposure to credit risk at the reporting date is the carrying value of cash, accounts receivable and derivative financial instruments in an asset position. No collateral is held for any of the counterparties to the above financial assets.

Accounts receivable

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Company’s sales are widely distributed and the largest amount due from any single customer is $4.2 million (2010—$4.9 million) or 4.1% of receivables at August 31, 2011 (2010—5.0%). The Company establishes an allowance for doubtful accounts when collection is determined to be unlikely based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $2.7 million as of August 31, 2011. The allowance as at August 31, 2010 was nominal as a result of recording accounts receivable at fair value as a result of the Acquisition (note 3). At August 31, 2011, $57.0 million (2010—$48.3 million) or 56% (2010—43%) of trade accounts receivable is considered past due as per the contractual credit terms and not yet impaired, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers. The amount past due relates to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables based on original invoice terms as at August 31, 2011 and 2010 is as follows:

	2011	2010
30—90 days	45,293	40,997
Greater than 90 days	11,718	7,262

	57,011	48,259

The following table shows changes to the allowance for doubtful accounts for the year ended August 31, 2011 and the period ended August 31, 2010:

	2011	2010
Balance as at beginning of period	—	—
Provision for doubtful accounts	4,007	431
Write-offs	(1,308)	(431)

Balance as at end of period	2,699	—

Derivative financial instruments

As a result of the use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third-party. The Company uses multiple counterparties when entering into derivative contracts to minimize its concentration exposure. The Company also uses counterparties that have an investment grade credit rating of no less than single “A”.

(d) Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this exposure risk by using cash on hand, cash generated from operations, staggered maturities of long-term debt and derivative financial instruments, available borrowings under the ABL Facility, cash flow forecasts and by deferring or eliminating discretionary spending.

As of August 31, 2011, material contractual obligations related to financial instruments included debt repayments, interest on long-term debt and obligations related to derivative instruments, less future receipts on derivative instruments. These contractual undiscounted obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Accounts payable	8,330	8,330	—	—	—
Accrued liabilities	80,262	80,262	—	—	—
Capital leases	1,560	—	—	—	1,560
Long-term debt (1)	602,359	16,862	84,310	231,852	269,335
Interest payments (2)	316,499	54,783	104,378	89,877	67,461

	1,009,010	160,237	188,688	321,729	338,356
Derivative financial instruments (3)
Cash outflow	679,180	125,525	543,525	10,130	—
Cash inflow	(616,426)	(109,021)	(497,436)	(9,969)	—

	62,754	16,504	46,089	161	—

Total	1,071,764	176,741	234,777	321,890	338,356

(1)	Contractual principal payments on long-term debt are based on actual foreign exchange rates as of August 31, 2011.
(2)	Interest to be paid on long-term debt is based on actual interest rates and foreign exchange rates as of August 31, 2011.
(3)

Contractual future disbursements and future receipts, on derivative financial instruments relates to principal and interest payments on the notional amount of the underlying swap based on interest rates and foreign exchange rates as of August 31, 2011.

(e) Market risk management

Market risk is the risk that changes in market prices due to foreign exchange rates and interest rates will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

As of August 31, 2011, all of the outstanding interest and principal payable on the Company’s long-term debt is payable in US dollars. The Company has entered into derivative financial instruments to mitigate the foreign currency risk exposure on 82% of the US dollar denominated long-term debt outstanding as of August 31, 2011 (2010—92%).

The following table summarizes the estimated sensitivity on income and other comprehensive income for the year ended August 31, 2011, before income taxes, of a change of $0.01 in the period-end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.01
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(946)	4,219
Decrease of $0.01
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	946	(4,219)

Interest rate risk

The Company’s Term Loan Facility bears interest at floating rates while the Notes bear interest at a fixed rate. The Company has entered into foreign currency interest rate swaps in order to manage cash flow and fair value interest rate risk exposure due to changes in interest rates. As of August 31, 2011 long-term debt, including the effect of the related derivative financial instruments, was comprised of 53% (2010—43%) fixed rate debt and 47% (2010—57%) floating rate debt.

The estimated sensitivity on interest expense for floating rate debt for the year ended August 31, 2011, of a 100 basis-point change in the period end interest rates, holding all other variables constant, is $3.5 million.

The estimated sensitivity on income and other comprehensive income for the year ended August 31, 2011, before income tax, of a 100 basis-point change in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model holding all other variables constant:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	(803)	1,518
Decrease of 100 basis points	2,456	63

18.	COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has entered into various operating leases for property, office equipment and vehicles and has various other commitments. Aggregate future minimum payments under the terms of these commitments are as follows:

2012	16,713
2013	14,605
2014	13,401
2015	11,180
2016	10,453
Thereafter	15,083

CONTINGENCIES

In 1996, eleven typographers employed by The Gazette (the “Typographers”) and their union, the Communications, Energy and Paperworkers’ Union of Canada, Local 145 (the “CEP”), commenced litigation against The Gazette, seeking damages for alleged lost salaries and benefits relating to a lockout of the Typographers. During January 2011, the Ontario Superior Court of Justice determined that claims of $15.0 million of certain Typographers (the “Assumed Typographers”) were assumed by Postmedia when Postmedia acquired the assets and business of Canwest LP. The Company has taken the position that no amounts are owing to the Assumed Typographers. The Company has determined that the fair value of the Assumed Typographers claim is nominal and has accrued a nominal amount in respect of the claim.

The Company is also involved in various other legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

19.	SEGMENT INFORMATION

The Company has one reportable segment for financial reporting purposes, the Newspapers segment. The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites. Its revenue is primarily from advertising and circulation. Postmedia has other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category. Revenue in the All other category primarily consists of advertising and subscription revenue from FPinfomart and the website canada.com.

Each operating segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment sales as if the sales were to third parties.

Included within digital revenue on the statements of operations is advertising revenue of $63.8 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$6.8 million), and circulation/subscription revenue of $26.5 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$3.9 million). Accordingly, aggregate print and digital revenue from advertising was $738.3 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$82.4 million), and aggregate print and digital revenue from circulation/subscription was $260.5 million for the year ended August 31, 2011 (for the period ended August 31, 2010—$35.6 million).

Segmented information and a reconciliation of segment operating profit (loss) to loss before income taxes for the year ended August 31, 2011 and the period ended August 31, 2010 are as follows:

	2011	2010
Revenue
Newspapers	984,660	117,694
All other	38,710	5,244
Intersegment elimination (1)	(4,245)	(844)

	1,019,125	122,094

Operating profit (loss)
Newspapers	222,788	17,658
All other	13,162	(780)
Corporate	(34,842)	(6,152)

	201,108	10,726
Reconciliation of segment operating profit (loss) to loss before income taxes
Amortization	75,092	11,073
Restructuring of operations and other items	42,775	11,209

Operating income (loss)	83,241	(11,556)
Interest expense, excluding loss on debt prepayment	80,315	12,702
Loss on debt prepayment	11,018	—
Loss on disposal of property and equipment and intangible assets	175	—
Loss (gain) on derivative financial instruments	21,414	(7,550)
Foreign currency exchange (gains) losses	(17,960)	9,607
Acquisition costs	1,217	18,303

Loss before income taxes	(12,938)	(44,618)

(1) The Newspapers segment recorded intersegment revenue of $3.7 million for the year ended August 31 period ended August 31, 2010 -$0.8 million), and the All other category recorded intersegment revenue during the year ended August 31, 2011 (for the period ended August 31, 2010—nil).

The following chart shows an allocation of Goodwill, Intangible Assets, Total Assets and Capital Expenditures by operating segment:

	2011
				Capital Expenditures
	Goodwill	Intangible Assets (1)	Total Assets	Tangible	Intangible
Newspapers	214,093	396,280	1,070,908	7,820	535
All other and corporate	22,000	43,752	109,335	3,843	8,201

	236,093	440,032	1,180,243	11,663	8,736

(1)	Intangible assets of the All other and corporate category include $7.6 million of Customer relationships, $5.6 million of Domain names and $30.6 million of Software.

	2010
				Capital Expenditures
	Goodwill (2)	Intangible Assets (1) (2)	Total Assets (2)	Tangible	Intangible
Newspapers	214,093	426,701	1,146,452	516	650
All other and corporate	22,000	50,499	119,752	245	29

	236,093	477,200	1,266,204	761	679

(1) Intangible assets of the All other and corporate category include $9.6 million of Customer relationships, $6.0 million of Domain names and $34.9 million of Software.

(2) Intangible assets and total assets as at August 31, 2010 were reclassified to reflect the final allocation of assets acquired in the Acquisition.

20.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“US GAAP”) differs from Canadian GAAP. The following information complies with the GAAP reconciliations requirements of the Securities Exchange Commission (“SEC”) as published in Form 20-F. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principle differences affecting the Company

a)	Pension, post-retirement and post-employment liabilities

US GAAP requires an entity to recognize in its balance sheet an asset for a plan’s over funded status or a liability for a plan’s underfunded status, and recognize changes in the funded status of a defined benefit pension, post-retirement and post-employment plan in the year in which the changes occur through comprehensive income and a separate component of shareholders’ equity. The effect on the US GAAP reconciliation for the year ended August 31, 2011 was to decrease comprehensive loss by $16,484 (for the period ended August 31, 2010—increase comprehensive loss $5,526) net of a future income tax provision of nil (for the period ended August 31, 2010—future income tax recovery of nil). The balance sheet effect at August 31, 2011 was to decrease other accrued pension, post-retirement, post-employment and other liabilities by $10,958 (2010—increase other accrued pension, post-retirement, post-employment and other liabilities by $5,526) and increase shareholders’ equity by $10,958 (2010—decrease shareholders’ equity by $5,526).

Under Canadian GAAP actuarial gains and losses for event-driven post-employment benefits are amortized over the average duration over which benefits are expected to be paid (expected average remaining service life). Under U.S. GAAP such actuarial gains are expensed in the year of incurrence. The effect on the US GAAP reconciliation for the year ended August 31, 2011 was to decrease compensation expense by $1,955 (for the period ended August 31, 2010 – nil) net of a future income tax provision of nil (for the period ended August 31, 2010—nil). The balance sheet effect at August 31, 2011 was to decrease accrued pension, post-retirement, post-employment and other liabilities by $1,955 (2010—increase other accrued pension, post-retirement, post-employment and other liabilities by nil) and increase shareholders’ equity by $1,955 (2010—decrease shareholders’ equity by nil).

b)	Enacted tax rates

Under ASC 740, Income Taxes, future tax liabilities should be adjusted for the effect of change in tax laws or tax rates in the period in which the changes are enacted. Under Canadian GAAP, the change in tax laws or tax rates are reflected when the change is substantively enacted. For the year ended August 31, 2011 and the period ended August 31, 2010, there were no differences in the rates to be used under US and Canadian GAAP.

c)	Consolidated Statement of Cash Flows

The Company’s consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7, Cash Flow Statements. Consistent with the accommodation provided by the U.S. Securities and Exchange Commission for a GAAP reconciliation, the Company has not provided a reconciliation of cash flows to US GAAP.

d)	Debt Issuance Costs

Under Canadian GAAP debt issuance costs recorded in the consolidated financial statements are included as a component of long-term debt and recognized in earnings using the effective interest method. Under US GAAP, debt issuance costs are classified as an asset. The effect on the US GAAP reconciliation as at August 31, 2011 would be an increase to other assets of $24.9 million (2010—$31.4 million) with an offsetting increase to long-term debt.

e)	Other US GAAP Disclosures

Operating expenses in the statement of operations include $437.0 million of selling, general and administrative expenses (for the period ended August 31, 2010—$59.7 million) and $12.0 million of rent expense (for the period ended August 31, 2010—$1.6 million). Accounts payable and accrued liabilities on the consolidated balance sheet include $49.1 million of payroll related accruals (2010—$65.5 million) and $5.5 million of accrued interest payable (2010—$6.8 million).

Proposed	Accounting Policies

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance intended to simplify goodwill impairment testing. Entities will be allowed to perform a qualitative assessment on goodwill impairment to determine whether it is more likely than not (defined as having a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The Company does not expect this guidance will have a material impact on its results of operations or financial position.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The adoption of this disclosure-only guidance will not have an impact on the Company’s consolidated financial results and is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter.

In May 2011, the FASB issued amendments to fair value measurement and disclosure requirements. This guidance amends US GAAP to conform with measurement and disclosure requirements in International Financial Reporting Standards (“IFRS”). The amendments change the wording used to describe the requirements in US GAAP for measuring fair value and for disclosing information about fair value measurements. This includes clarification of the FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. In addition, to improve consistency in application across jurisdictions, some changes in wording are necessary to ensure that US GAAP and IFRS fair value measurement and disclosure requirements are described in the same way (for example, using the word “shall” rather than “should” to describe the requirements in US GAAP). This amended guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating this guidance and has not yet determined the impact the adoption will have on its consolidated financial statements.

Comparative Reconciliation of Net Loss

The following is a reconciliation of net loss for the year ended August 31, 2011 and the period ended August 31, 2010 reflecting the differences between Canadian GAAP and US GAAP:

	2011	2010
Net loss in accordance with Canadian GAAP	(12,938)	(44,618)
Pension, post-retirement and post-employment liabilities (a)	1,955	—

Net loss in accordance with US GAAP	(10,983)	(44,618)

Loss per share in accordance with US GAAP:
Basic	$(0.27)	$(1.11)
Diluted	$(0.27)	$(1.11)

Comparative Reconciliation of Comprehensive Income (Loss)

The following is a reconciliation of comprehensive income (loss) for the year ended August 31, 2011 and the period ended August 31, 2010 reflecting the differences between Canadian GAAP and US GAAP:

	2011	2010
Comprehensive loss in accordance with Canadian GAAP	(14,511)	(57,881)
Impact of US GAAP differences on net income	1,955	—

	(12,556)	(57,881)
Pension, post-retirement and post-employment liabilities (a)	16,484	(5,526)

Comprehensive income (loss) in accordance with US GAAP	3,928	(63,407)

Accumulated other comprehensive (income) loss—Pension, post-retirement and post-employment liabilities

The following table represents the balance of accumulated other comprehensive income (loss) related to pension, post-retirement and post-employment liabilities under US GAAP:

Accumulated other comprehensive loss in accordance with US GAAP—July 13, 2010	—
Other comprehensive loss in accordance with US GAAP	(5,526)

Accumulated other comprehensive loss in accordance with US GAAP—August 31, 2010	(5,526)
Other comprehensive income in accordance with US GAAP	16,484

Accumulated other comprehensive income in accordance with US GAAP—August 31, 2011	10,958

Comparative Reconciliation of Shareholders’ Equity

A reconciliation of shareholders’ equity as at August 31, 2011 and 2010 reflecting the differences between Canadian GAAP and US GAAP is set out below:

	2011	2010
Shareholders’ equity in accordance with Canadian GAAP	304,342	315,402
Pension, post-retirement and post-employment liabilities (a)	12,913	(5,526)

Shareholders’ equity in accordance with US GAAP	317,255	309,876

21. SUBSEQUENT EVENT

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of Lower Mainland Publishing Group, Victoria Times Colonist and Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties, for gross proceeds of approximately $86.5 million subject to typical closing adjustments. The gross proceeds less transaction costs (“net proceeds”) will be used to repay a portion of the outstanding loans under Tranche C in accordance with the terms and conditions of the Term Loan Facility and will result in an additional write off of financing fees being recognized in interest expense. The Disposed Properties are all within the Newspapers segment. The Transaction is subject to customary closing conditions and regulatory approvals and is currently expected to close on November 30, 2011. Simultaneous with the closing of the Transaction the Company will enter into agreements with the purchaser for the provision of certain services on an ongoing basis (“service agreements”). The expected gain on sale has not yet been determined as certain goodwill allocations, working capital, and other adjustments have not been finalized.

Selected historical financial information with respect to the Disposed Properties as at and for the year ended August 31, 2011 is as follows:

Revenues	119,682
Operating profit before amortization and restructuring of operations and other items (1)(2)	16,900
Current assets	15,246
Total assets (3)	67,874
Current liabilities	10,808
Pension, post-retirement, post-employment and other liabilities	2,576

(1) Shared service costs historically allocated to the disposed properties have been removed from expenses in order to calculate operating profit before amortization and restructuring of operations and other items.

(2) Operating profit before amortization and restructuring of operations and other items has been derived from the Newspapers segment operating profit and does not include any future revenues associated with the services agreements or expected cost synergies.

(3) Goodwill is recorded at the Western newspapers reporting unit level and no allocation of such balance has been included in this selected financial information.